SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_____________________________________

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b). (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

SMART Modular Technologies (WWH), Inc.
(Name of Issuer)
Ordinary Shares, $0.00016667 Par Value
(Title of Class of Securities)
G82245 10 4
(CUSIP Number)
December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

______________________________

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G82245 10 4	13G
1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mukesh Patel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 39,326,283
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 39,326,283
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,326,283
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 67.5%
12.		TYPE OF REPORTING PERSON IN

CUSIP No. G82245 10 4	13G
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harsha Patel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 39,326,283
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 39,326,283
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,326,283
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 67.5%
12.	TYPE OF REPORTING PERSON IN

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Patel Family Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION State of California, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 39,326,283
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 39,326,283
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,326,283
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 67.5%
12.		TYPE OF REPORTING PERSON PN

Item 1(a).

Name of Issuer:

SMART Modular Technologies (WWH), Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

4211 Starboard Drive, Fremont, CA 94538

Item 2(a).

Name of Person Filing:

Mukesh Patel, a United States citizen (“Mukesh”)

Harsha Patel, a United States citizen (“Harsha”)

Patel Family Partners, L.P., a California limited partnership (“PFP”)

Item 2(b).

Address of Principal Business Office or, if None, Residence:

The address of each of Mukesh, Harsha and PFP is:

8624 White Oak Court

Pleasanton, CA 94588

Item 2(c).

Citizenship:

The citizenship of each of Mukesh, Harsha and PFP is:

United States of America

Item 2(d).

Title of Class of Securities:

Ordinary Shares, par value $0.00016667

Item 2(e).

CUSIP Number:

G82245 10 4

Item 3.

If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)

☐

Broker or dealer registered under Section 15 of the Exchange Act;

(b)

☐

Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)

☐

Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)

☐

Investment company registered under Section 8 of the Investment Company Act;

(e)

☐

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

☐

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

☐

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)

☐

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.

Ownership.(1)(2)

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)

Amount beneficially owned:  See Item 9 of each of the cover pages.

(b)

Percent of class:  See Item 11 of each of the cover pages.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:  See Item 5 of each of the cover pages.

(ii)

Shared power to vote or to direct the vote:  See Item 6 of each of the cover pages.

(iii)

Sole power to dispose or to direct the disposition of:  See Item 7 of each of the cover pages.

(iv)

Shared power to dispose or to direct the disposition of:  See Item 8 of each of the cover pages.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends on, and proceeds from the sale of, the shares which are beneficially owned by the filing persons is governed by the limited partnership agreement of PFP and such dividends or proceeds may be distributed with respect to the general and limited partnership interests in accordance therewith.

______________________________

(1) PFP is the record and beneficial owner of the securities of SMART Modular Technologies (WWH), Inc. reported hereby.  Mukesh and Harsha are the general partners of PFP.  In their capacity as the general partners of PFP, each of Mukesh and Harsha may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of securities held by PFP.  In addition, as a result of a shareholders’ agreement among PFP and affiliates of Texas Pacific Group, Francisco Partners, L.P., Shah Capital Partners, L.P. and WestRiver Capital, LLC, beneficial ownership for all ordinary shares held by the parties to the shareholders’ agreement is ascribed to each party for SEC reporting purposes.

(2) In January and February 2007, in a secondary offering of SMART Modular Technologies (WWH), Inc. registered under the Securities Act of 1933, as amended, the parties to the shareholders’ agreement sold an aggregate of 14,800,000 shares, reducing the number of shares held to 24,526,283 and the percentage of class held to 40.4%.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

n/a

Item 8.

Identification and Classification of Members of the Group.

See Exhibit 1 hereto.

Item 9.

Notice of Dissolution of Group.

n/a

Item 10.

Certifications.

(a)  n/a

(b)  n/a

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
(Date)
MUKESH PATEL /s/ Mukesh Patel
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
(Date)
HARSHA PATEL /s/ Harsha Patel
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
(Date)
PATEL FAMILY PARTNERS, L.P. By: /s/ Mukesh Patel
(Signature)
Mukesh Patel, General Partner
(Name/Title)

Exhibit 1

As required by Item 8 of the Schedule 13G to which this exhibit is attached, the name and classification of each member of the group is provided below:

Identification	Classification
TPG Advisors III, Inc.	CO
TPG Advisors IV, Inc.	CO
T3 Advisors II, Inc.	CO
Francisco Partners GP, LLC	OO
Francisco Partners, L.P.	PN
Francisco Partners Fund A, L.P.	PN
Francisco Partners Management, LLC	OO
FP Annual Fund Investors, L.L.C.	OO
Shah Capital Partners, L.P.	PN
Patel Family Partners, L.P.	PN
WestRiver Management, LLC	OO
WestRiver Capital LLC	OO